Mail Stop 4561

November 8, 2007

Derek Downs
President and Chief Executive Officer
Cistera Networks, Inc.
17304 Preston Road
Suite 975
Dallas, TX 75252

>   **Re: Cistera Networks, Inc.**
>   **Amendment No. 3 to Form SB-2**
>   **Filed October 17, 2007**
>   **File No. 333-127800**

Dear Mr. Downs:

    We have reviewed your revised registration statement and have the following comment:

Selling Stockholders, page 46

1.   We re-issue prior comment 6 from our letter dated September 19, 2007. In particular, please complete the final two columns of the selling stockholder table and ensure that the information provided is consistent. In this regard, we note that the revised table indicates that a number of stockholders will hold more than one percent of the outstanding shares of common stock after the offering is complete, but does not list the amount of shares that will be held by such shareholders following the offering. We note further that even where the final two columns are completed, the figures provided appear inconsistent; for example, the table currently indicates that following the completion of the offering, selling stockholder Cynthia Garr will hold 2,000 shares, representing a 13.7% ownership interest, whereas Sam Slay will own 6,600 shares, representing only a 1.8% ownership interest. Please revise your filing as appropriate.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (972) 724-1922
        Robert J. Johnston, Esq.
        Colbert Johnston LLP
        Telephone: (972) 724-3338